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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ODIMO INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

6760R107 (CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP NO. 6760R107	Schedule 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

GSI Commerce, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

768,194 shares [1]
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

768,194 shares [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,194 shares [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.7% [1]
12	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Beneficial ownership as August 25, 2006, based on 7,161,923 shares outstanding as of August 11, 2006 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 14, 2006 (the “June 30, 2006 Form 10-Q”). On February 14, 2005, the Reporting Person beneficially owned 824,594 shares, or 11.5% of the Issuer’s common stock based on 7,161,923 shares outstanding as of February 14, 2005 (immediately following the completion of the Issuer’s initial public offering) as reported in the Issuer’s prospectus dated February 14, 2005, filed with the Securities and Exchange Commission. Of the 824,594 shares, the Reporting Person had sole voting and dispositive power as to 0 shares and shared voting and dispositive power as to 824,594 shares.

CUSIP NO. 6760R107	Schedule 13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

GSI Commerce Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

768,194 shares [1]
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

768,194 shares [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,194 shares[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.7% [1]
12	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Beneficial ownership as August 25, 2006, based on 7,161,923 shares outstanding as of August 11, 2006 as reported in the June 30, 2006 Form 10-Q. On February 14, 2005, the Reporting Person beneficially owned 824,594 shares, or 11.5% of the Issuer’s common stock based on 7,161,923 shares outstanding as of February 14, 2005 (immediately following the completion of the Issuer’s initial public offering) as reported in the Issuer’s prospectus dated February 14, 2005, filed with the Securities and Exchange Commission. Of the 824,594 shares, the Reporting Person had sole voting and dispositive power as to 0 shares and shared voting and dispositive power as to 824,594 shares.

Item 1	(a)	Name of Issuer:

Odimo Incorporated (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

14051 NW 14th Street, Sunrise, FL 33323

Item 2	(a)	Name of Person Filing:

GSI Commerce, Inc. and GSI Commerce Solutions, Inc. (collectively, the “Reporting Persons”). Shares of the Issuer’s common stock are held directly by GSI Commerce Solutions, Inc., a wholly-owned subsidiary of GSI Commerce, Inc.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

GSI Commerce, Inc.: 935 First Avenue, King of Prussia, PA 19406

GSI Commerce Solutions, Inc.: 935 First Avenue, King of Prussia, PA 19406

Item 2	(c)	Citizenship:

GSI Commerce, Inc.: State of Delaware

GSI Commerce Solutions, Inc.: Commonwealth of Pennsylvania

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e)	CUSIP Number:

6760R107

Item 3		Not Applicable

Item 4	Ownership:

(a) Amount beneficially owned: As of the date of filing this Statement, the Reporting Persons beneficially owned 768,194 shares of common stock of the Issuer.

As of February 14, 2005, the Reporting Persons beneficially owned 824,594 shares of common stock of the Issuer.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Persons.

(b) Percent of class:

As of the date of filing of this Statement, the Reporting Persons beneficially owned 10.7% of the Issuer’s outstanding common stock based on 7,161,923 shares outstanding as of August 11, 2006 as reported in the June 30, 2006 Form 10-Q.

On February 14, 2005, the Reporting Persons beneficially owned 11.5% of the Issuer’s common stock based on 7,161,923 shares outstanding as of February 14, 2005 (immediately following the completion of the Issuer’s initial public offering) as reported in the Issuer’s prospectus dated February 14, 2005, filed with the Securities and Exchange Commission.

(c) Number of shares as to which each of the Reporting Persons has:

(i) sole power to vote or to direct the vote:

0 shares

(ii) shared power to vote or to direct the vote:

768,194 shares as of the date of the filing of this Statement

824,594 shares as of February 14, 2005

(iii) sole power to dispose or to direct the disposition of:

0 shares

(iv) shared power to dispose or to direct the disposition of:

768,194 shares as of the date of the filing of this Statement

824,594 shares as of February 14, 2005

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

The shares of the Issuer’s common stock are held directly by GSI Commerce Solutions, Inc., a wholly-owned subsidiary of GSI Commerce, Inc.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

By signing below I, Michael R. Conn, as Chief Financial Officer of GSI Commerce, Inc. certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I, Michael R. Conn, as Chief Financial Officer of GSI Commerce Solutions, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSI COMMERCE, INC.

Date: August 25, 2006	By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Chief Financial Officer

GSI COMMERCE SOLUTIONS, INC.

Date: August 25, 2006	By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Chief Financial Officer

Exhibit 1

Joint Filing Agreement

This Schedule 13G (the “Statement”) is filed on behalf of each of the following reporting persons: GSI Commerce, Inc. and GSI Commerce Solutions, Inc. (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person represents that it is eligible to file the Statement. Each Reporting Person understands that it is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

GSI COMMERCE, INC.

Date: August 25, 2006	By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Chief Financial Officer

GSI COMMERCE SOLUTIONS, INC.

Date: August 25, 2006	By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Chief Financial Officer